FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2007
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under
cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form,
the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za

GOLD FIELDS ANNOUNCES EXERCISE OF WARRANTS TO INCREASE ITS STAKE IN GOLDQUEST

Johannesburg, South Africa – June 27, 2007: Gold Fields Limited (NYSE, JSE, DIFX:GFI) announced that on June 22, 2007 its indirect wholly-owned subsidiary Gold Fields Exploration B.V. ("Gold Fields Exploration") exercised warrants to acquire 1,200,000 common shares of GoldQuest Mining Corp (TSXV:GQC) ("GoldQuest") for an exercise price of $0.30 per common share. The 1,200,000 common shares acquired represent approximately 2.43% of the outstanding common shares of GoldQuest. Following its exercise of the warrants, Gold Fields Exploration holds approximately 10.85% of the outstanding common shares of GoldQuest.

The warrants of GoldQuest were originally acquired by Gold Fields Exploration on August 8, 2005 as part of a private placement. While Gold Fields Exploration has no current intention to acquire additional securities of GoldQuest in the immediate future, it may increase or decrease its interest in GoldQuest at prices which it determines to be attractive at any time.

GoldQuest is an exploration company focused on the Dominican Republic. Through regional grass-roots generative exploration and new geological models the company has built a portfolio of new gold and copper discoveries

Gold Fields Limited is one of the world's largest unhedged producers of gold, with attributable production of 4.2 million ounces per annum, ore reserves of 94 million ounces and mineral resources of 251 million ounces. The company is listed on the JSE Securities Exchange (primary listing), NYSE, LSE, DIFX, Euronext in Paris and Brussels, as well as on the Swiss Exchange.

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
williej@goldfields.co.za

Nerina Bodasing
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina.bodasing@goldfields.co.za

ends

For further information:

Gold Fields Limited - South Africa
Willie Jacobsz   Nerina Bodasing
williej@goldfields.co.za   nerina.bodasing@goldfields.co.za
Phone +27 11 644-2460   Phone +27 11 644-2360

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 27 June 2007

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs